                                                                    EXHIBIT 12.1

           BURLINGTON NORTHERN SANTA FE CORPORATION AND SUBSIDIARIES
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                      (IN MILLIONS, EXCEPT RATIO AMOUNTS)
                                  (UNAUDITED)

Year ended December 31,                                      1998           1997              1996         1995            1994
------------------------------------------------------     --------     ----------       -----------    ---------       ----------
Earnings:

     Pre-tax income                                         $1,849          $1,404            $1,440         $334             $695

     Add:
          Interest and fixed charges,
            excluding capitalized interest                     354             344               301          220              155

          Portion of rent under long-term
            operating leases representative
            of an interest factor                              202             183               179          129               98

     Amortization of capitalized interest                        4               3                 3            1                -


     Less:  Undistributed equity in earnings
              of investments accounted for
              under the equity method                           18              17                 5           27                4
                                                           --------     ----------       -----------    ---------       ----------

     Total earnings available for fixed charges             $2,391          $1,917            $1,918         $657             $944
                                                           =======      ==========       ===========    =========       ==========
Fixed charges:

     Interest and fixed charges                             $  371          $  362            $  314       $  227           $  157

     Portion of rent under long-term operating
       leases representative of an interest
       factor                                                  202             183               179          129               98
                                                           -------      ----------       -----------    ---------       ----------

     Total fixed charges                                    $  573          $  545            $  493       $  356           $  255
                                                           =======      ==========       ===========    =========       ==========
Ratio of earnings to fixed charges                           4.17x/(1)/      3.52x/(2)/        3.89x        1.85x/(2)/       3.70x
                                                           =======      ==========       ===========    =========       ==========

(1) Earnings for the year ended December 31, 1998 include a $67 million pre-tax gain on the sale of substantially all of the Company's interest in Santa Fe Pacific Pipeline Partners, L.P. Excluding this gain, the ratio for the year ended December 31, 1998 would have been 4.06x.

(2) Earnings for the years ended December 31, 1997 and 1995, include special charges of $90 million and $735 million (before-tax, respectively). Excluding these charges, the ratio for the years ended December 31, 1997 and 1995 would have been 3.68x and 3.91x, respectively.